                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM N-54C

             NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
          SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
      FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

   The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:             ALLIED CAPITAL CORPORATION
     ---------------------------------------------------------------------------


                                      c/o Allied Capital Advisers, Inc.
                                      1666 K Street, N.W., Ninth Floor
Address of Principal Business Office      Washington, DC 20006-2803
                                    --------------------------------------------
                                        (No. & Street, City, State, Zip Code)

Telephone Number (including area code):     202-331-1112
                                       -----------------------------------------

File Number under the Securities Exchange Act of 1934:        814-97
                                                      --------------------------

Basis for filing the notification of withdrawal:

         On December 31, 1997, Allied Capital Corporation merged with and into Allied Capital Lending Corporation ("Allied Lending"). Allied Lending has elected to be regulated as a business development company subject to sections 55 through 65 of the Act pursuant to Section
         54(a) of the Act and has not withdrawn such election. Pursuant to the December 31, 1997 merger, Allied Lending changed its name to "Allied Capital Corporation."

                                    SIGNATURE

   Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Washington and District of Columbia on the 5th day of January, 1998.

[SEAL]                                             ALLIED CAPITAL CORPORATION

                                                   By:   /s/ Jon A. DeLuca
                                                      --------------------------
                                                      Jon A. DeLuca
                                                      Principal,
                                                        Chief Financial Officer
                                                        and Treasurer

Attest:      /s/ Tricia B. Daniels
           -----------------------
           Tricia B. Daniels
           Secretary